Exhibit 99.1

Immuron Limited
Appendix 4E
30 June 2019

Immuron Limited

Appendix 4E

Year ended 30 June 2019

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Year ended:	30 June 2019
Previous period:	30 June 2018

Results for announcement to the market
				$

Revenue from ordinary activities	Up	29.5%	to	2,387,426
Loss from ordinary activities after tax attributable to members	Up	53.9%	to	(4,632,743)
Net loss for the period attributable to members	Up	53.9%	to	(4,632,743)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

Please refer to the review of operations and activities on pages 3 to 6 for explanation of the results.

Additional information supporting the Appendix 4E disclosure requirements can be found in the review of operations and activities, directors’ report and the financial statements for the year ended 30 June 2019.

Net tangible assets per security

	2019	2018
	Cents	Cents

Net tangible asset backing (per security)	4.50	5.91

Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2019.

Other information required by Listing Rule 4.3A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

Audit

The financial statements have been audited by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matter.

Immuron Limited

ABN 80 063 114 045

Annual report - 30 June 2019

Corporate directory	1
Review of operations and activities	3
Directors’ report	7
Directors and company secretary	8
Principal activities	8
Dividends - Immuron Limited	8
Review of operations	8
Significant changes in the state of affairs	8
Events since the end of the financial year	8
Likely developments and expected results of operations	9
Environmental regulation	9
Information on directors	9
Company secretary	14
Meetings of directors	15
Remuneration report (audited)	16
Shares under option	24
Insurance of officers and indemnities	24
Proceedings on behalf of the company	25
Non-audit services	25
Auditor’s independence declaration	25
Rounding of amounts	25
Corporate governance statement	27
Financial statements	29
Independent auditor’s report to the members	71
Shareholder information	76

Immuron Limited
Corporate directory

Directors	Dr Roger Aston
Independent Non-Executive Chairman

Mr Peter Anastasiou Executive Vice Chairman

Dr Gary Jacob (appointed 17 April 2019)
Executive Director and Chief Executive Officer

Mr Daniel Pollock
Independent Non-Executive Director

Mr Stephen Anastasiou
Independent Non-Executive Director

Prof. Ravi Savarirayan
Independent Non-Executive Director

Mr Richard Berman (appointed 1 July 2018) Independent Non-Executive Director

Secretary	Mr Phillip Hains

Registered office	Level 3, 62 Lygon Street
Carlton VIC 3053
Australia
Telephone: +61 (0)3 9824 5254 Facsimile: +61 (0)3 9822 7735

Principal place of business	Unit 10, 25-37 Chapman Street
Blackburn North VIC 3130
Australia
Telephone: +61 (0)3 9824 5254 Facsimile: +61 (0)3 9822 7735

Share register	Security Transfer Registrars Pty Ltd
770 Canning Highway Applecross WA 6153 Australia
Telephone: +61 (0)8 9315 2333

Bank of New York
225 Liberty Street
New York NY 102286
United States
Telephone: +1 212 495 1784

Auditor	Grant Thornton Audit Pty Ltd
Collins Square
Tower 5, 727 Collins Street
Melbourne VIC 3008
Australia
Telephone: +61 (0)3 8320 2222

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Immuron Limited
Corporate directory
(continued)

Solicitors	Francis Abourizk Lightowlers (FAL)
Level 14, 144 William Street Melbourne VIC 3000
Australia
Telephone: +61 (0)3 9642 2252

Carter Ledyard & Milburn LLP
2 Wall Street
New York NY 10005
United States
Telephone: +1 212 238 8605

Sheppard Mullin
30 Rockefeller Plaza
New York NY 10112
United States
Telephone: +1 212 653 8700

Bankers	National Australia Bank (NAB)
330 Collins Street Melbourne VIC 3000 Australia

Stock exchange listings	Immuron Limited shares are listed on the Australian Securities Exchange (ASX: IMC) and NASDAQ (IMRN)

Website	www.immuron.com.au

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Review of operations and activities

Key highlights

●	Global sales reached $2.39 million for FY 2019

●	Travelan sales exceeded $1 million milestone in the United States

●	Travelan hits the Canadian market

●	IMM-124E / Travelan US registration strategy - pre-IND meeting request submitted to FDA

●	SAH study – top line results report

●	FDA registration strategy for clinical development of IMM-529

●	U.S. Clostridium difficile patent granted

●	U.S. Department of Defense Travelan Shigellosis study results reported

●	Manufacture of three new Shigella products completed

●	Research and development tax concession refund paid

●	New director appointed

Financial review

Immuron Limited has reported a loss for the year ended 30 June 2019 of $4,632,743 (2018: $3,010,929). The group’s net assets decreased to $7,351,136 compared with $8,439,350 at 30 June 2018, including cash reserves of $5,119,887 (2018: $4,727,430).

Travelan sales surge in all markets

Global sales of Travelan, Immuron’s over-the-counter gastrointestinal and digestive health supplement, increased by 29.5% year-on-year in the 2019 financial year, achieving $2.39 million total sales.

Australian sales revenue recorded $1.22 million, showing continued growth and a 14% increase against FY 2018. Increased initiatives in the pharmacy sector, including television advertising with Chemist Warehouse and stronger merchandising in-store, contributed to this sales momentum.

In the United States, Travelan sales also spiked dramatically with FY 2019 revenue exceeding the $1 million milestone for the first time, as sales grew strongly by 32% year-on-year to $1.02 million thanks to the partnership with Passport Health, America’s largest travel medicine network, and rising sales on the Amazon platform. During FY 2019, Immuron featured on two podcasts on the ‘Not Old, Better’ channel in the United States. This included an interview with Dr Hailey Weerts from the U.S. Department of Defense, in which she spoke of the ground-breaking research into Travelan by the Walter Reed Army Institute of Research (WRAIR). Both podcasts resulted in an immediate spike in sales of Travelan on Amazon, with this online category growing by almost 80% in FY 2019. May 2019 also represented a record-breaking month for Travelan sales with revenue climbing to $182k in the United States.

April saw the official relaunch of Travelan in Canada, with ANB Canada managing marketing and distribution in the retail pharmacy sector. The major Canadian pharmacy chain Shoppers Drug Mart was the first banner to range the product. The growth underlines the attention Immuron pays to sales expansion in North America.

FDA registration for clinical development of IMM-124E/Travelan to prevent travellers’ diarrhea underway

In April 2019, we announced plans to pursue clinical development of IMM-124E through a formal FDA registration pathway as a drug to prevent travellers’ diarrhea (TD). This is an important strategic initiative towards enhancing commercialisation of the Travelan/IMM-124E franchise. Because Travelan and IMM-124E are one and the same, the group believes seeking FDA registration for IMM-124E as a drug to prevent travellers’ diarrhea offers the potential for substantial sales benefits. We are moving aggressively forward to develop IMM-124E through the FDA, and in August 2019 we filed with FDA a request for a Type B meeting with the agency, with a submitted Investigational New Drug (IND) application (IND#145362), to discuss the clinical development plan for IMM-124E to prevent travellers’ diarrhea. We believe that a successful clinical program, followed by a BLA filing with the Agency, and successful FDA approval of IMM-124E to specifically prevent travellers’ diarrhea could lead to substantial increases in the marketing of an approved drug to treat travellers’ diarrhea. Travellers’ diarrhea affects between 30 and 60% of more than a billion international travellers a year. With FDA approval as a preventive drug for travellers’ diarrhea we predict a potential sales peak at more than US$100 million.

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Two additional clinical studies have been performed with IMM-124E: 1) a Phase II clinical study in patients with severe alcoholic hepatitis (SAH) conducted under FDA IND #015675 funded by the National Institute of Alcohol Abuse and Alcoholism (NIAAA), and 2) a second NIH funded Phase II clinical study in paediatric patients with non-alcoholic fatty liver disease (NAFLD) conducted under FDA IND #017066.

Top-line results from the SAH trial with Dr Arun Sanyal of Virginia Commonwealth University as the lead Principal Investigator were released in August 2019. The primary objective of this study was to evaluate the safety and efficacy of IMM-124E at two oral dosage levels as compared with a placebo in patients with severe alcoholic hepatitis and with all patients being treated with steroids. A total of 57 patients with SAH with a model for end stage liver disease (MELD) score ranging from 21-28 were enrolled into the clinical study and were treated with either IMM-124E or placebo for 28 days (placebo N=20, IMM-124E 2400 mg/day N=18, IMM-124E 4800 mg/day N=19). No suspected unexpected serious adverse reactions (SUSAR) were reported and no differences in serious adverse events (SAE) were observed across the three arms of the study and no SAE was considered related to the study drug by investigators. Both doses of IMM-124E in the study (2400 mg and 4800 mg) were well tolerated. There were nine deaths reported over a six-month period for the entire cohort and there were no significant differences across study groups. The data showed that IMM-124E is safe to use in patients with SAH but does not reduce circulating lipopolysaccharide levels, mortality or have an impact on MELD score in the study population, and we will not continue clinical development of IMM-124E specifically to treat SAH.

The safety data generated from the 57 SAH patients along with the data generated in the 24-week treatment study of IMM-124E in non-alcoholic steatohepatitis (NASH) under FDA IND #014933 which involved 133 patients has been summarised and submitted to the FDA to support the registration strategy and the clinical development plan for IMM-124E to prevent travellers’ diarrhea.

The NIH-funded Phase II double-blind, placebo-controlled, randomised clinical trial of IMM-124E in paediatric non-alcoholic fatty liver disease (NAFLD) patients is presently underway at Emory University, led by Dr Miriam Vos, who specialises in the treatment of gastrointestinal disease in children, including NAFLD and obesity. The trial has presently randomised 24 of the targeted 40 patients into the study. The top-line results for this study are anticipated to be reported next year.

IMM-529 C. difficile infection update

In March 2019, we provided an update regarding the status of the IMM-529 clinical trial in patients with CDI, along with a refocusing of our efforts to develop IMM-529. The Phase I/IIa clinical trial of IMM-529 in patients with C. difficile initiated at the end of 2017 at two clinics in Israel, had not enrolled patients’ numbers anticipated for those sites. To date, only nine out of 60 patients have been randomised into the study and the group has decided to close these sites and to focus further development of IMM-529 to treat CDI patients through a formal filing of an IND with FDA, and to focus development of the drug candidate specifically to treat patients with recurrent disease, a major unmet medical need in treatment of patients suffering with C. difficile infections. We are planning to file a Type B meeting request with FDA to explore further development of IMM-529 in treating patients with CDI. We anticipate having this meeting during 1H2020.

U.S. Clostridium difficile patent granted

In March 2019, the United States Patent and Trademark Office issued a patent for a method to treat Clostridium difficile with IMM-529. C. difficile remains a major medical problem globally creating a yearly economic burden estimated at US$10 billion and killing 28,000 Americans alone. It presents as a serious and constant problem in hospitals and long-term in-patient care facilities.

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U.S. Department of Defense’s Travelan Shigellosis animal study results reported

In June 2019, we updated the market on the latest developments arising from our cooperative research and development efforts with the United States Department of Defense.

The R&D initiatives focus on Shigella research. Shigella is the bacterium responsible for the onset of dysentery. Our associates at the Armed Forces Research Institute of Medical Sciences (AFRIMS), a Bangkok-based laboratory of the Walter Reed Army Institute of Research (WRAIR), performed the research.

Dr Robert Kaminski, a senior scientist with WRAIR, said ‘The study results clearly demonstrated that animals with severe inflammation in the gastrointestinal tract and high inflammatory cytokines in fecal samples were associated with severe dysentery and that prophylactic administration of Travelan significantly reduced the inflammatory response.

‘... the combination of our Shigella vaccine research and development efforts with Immuron’s oral immunotherapy platform make [sic] perfect sense,’ he said.

The World Journal of Gastroenterology reports an estimated 1.5 billion annual episodes of diarrhea worldwide. They lead to the deaths of about 2.2 million people, mostly children in developing countries. Authorities believe Shigella causes 80 to 165 million cases of disease worldwide, leading to about 600,000 deaths annually.

Manufacture of three new Shigella products completed

In the same June 2019 announcement, we reported the completed manufacture of three new Shigella-specific therapeutic products using proprietary vaccines developed by WRAIR. The immune reactivity of the three hyper-immune Shigella specific products have been assessed by the WRAIR using ELISA and Western Blot analysis. The antibodies in the products were shown to react with the specific antigens present in the vaccines. The antibodies within the three products were also reactive to four different clinical isolates of Shigella (S. flexneri 2a, S. flexneri 3a, S. flexneri 6, and S. sonnei). The three Immuron Shigella-specific therapeutic products will now go on to evaluation in WRAIR’s preclinical models of shigellosis.

Research and development tax concession refund paid

The Australian Government has paid Immuron a cash refund of $1.19 million as part of its research and development tax incentive program. Immuron CEO, Dr Gary S. Jacob, said the scheme had given Immuron ‘the opportunity to accelerate the clinical development timelines for a number of its high-value pipeline programs.’

CEO added to board of directors

Chief Executive Officer, Dr Gary S. Jacob, has been appointed a director on Immuron’s board. The appointment is in line with his employment contract. Dr Jacob became CEO in November 2018.

For and on behalf of the company

/s/ Dr Gary S. Jacob

Dr Gary S. Jacob

Managing Director and Chief Executive Officer Immuron Limited

Dr Gary S. Jacob Managing Director and CEO

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the year ended 30 June 2019. Throughout the report, the consolidated entity is referred to as the group.

Directors and company secretary

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman

Dr Gary Jacob, Executive Director (appointed 17 April 2019) and Chief Executive Officer (appointed 16 November 2018)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Richard Berman, Independent Non-Executive Director (appointed 1 July 2018)

The following persons held office as company secretary of Immuron Limited during the whole of the financial year and up to the date of this report, except where otherwise stated:

Mr Phillip Hains

Principal activities

The group’s principal activity is oral immunotherapy research and development and product sales focused on bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious and immune modulated diseases. Product sales comprise Travelan and Protectyn, used for the prevention of travellers’ diarrhoea.

Dividends - Immuron Limited

No dividends were declared or paid to members for the year ended 30 June 2019 (2018: nil). The directors do not recommend that a dividend be paid in respect of the financial year.

Review of operations

Information on the operations and financial position of the group and its business strategies and prospects is set out in the review of operations and activities on pages 3 to 6 of this annual report.

Significant changes in the state of affairs

Other than the information disclosed in the review of operations and activities on pages 3 to 6, there are no significant changes in the state of affairs that the group has not disclosed.

Events since the end of the financial year

On 19 July 2019, the company completed a capital raising comprising 339,130 American Depositary Shares (ADS) at US$4.00 per security. The gross proceeds to the company were US$1,356,520.

No other matter or circumstance has arisen since 30 June 2019 that has significantly affected the group’s operations, results or state of affairs, or may do so in future years.

Likely developments and expected results of operations

The group aims to create value for shareholders through a two-pronged approach. In the short- and medium-term, Immuron Limited sells and licenses Travelan and Protectyn, over-the-counter products. Beyond this, the group is researching and developing prescription products, principally for the treatment of NASH and Clostridium difficile.

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Likely developments and expected results of operations (continued)

The group continues to develop its NASH, ASH and Clostridium difficile products. These development programs are not expected to generate revenues in the short-term; long-term, and pending a successful development outcome in particular the NASH and ASH clinical trials, each of these development programs could increase shareholder value by many multiples.

More information on these developments is included in the review of operations and activities on pages 3 to 6 of this annual report.

Environmental regulation

The group is not affected by any significant environmental regulation in respect of its operations.

Information on directors

The following information is current as at the date of this report.

Dr Roger Aston Independent Non-Executive Chairman

Experience and expertise

Dr Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX).

Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited).

Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies.

He has extensive experience including negotiating global licence agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund raising activities and the introduction of corporate governance procedures.

Date of appointment	20 March 2012

Other current directorships	Oncosil Limited (ASX: OSL), since 28 March 2013 Pharmaust Limited (ASX: PAA), since 12 August 2013 Resapp Health Limited (ASX: RAP), since 2 July 2015

Former directorships in last 3 years	Regeneus Limited (ASX: RGS), until 29 April 2019

Special responsibilities	Member of the audit and risk committee Chair of the remuneration committee

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Information on directors (continued)

Mr Peter Anastasiou Executive Vice Chairman

Experience and expertise

Mr Anastasiou holds a B.Psych and is a serial entrepreneur and investor with extensive experience in business in Australia and internationally. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100-year-old iconic Australian company.

Mr Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the group’s renounceable rights issue, which was surpassed by his further funding support of the $9.66 million (before costs) capital raising in February 2014 resulting in an ownership of approximately 15 percent of the company via his associated investment funds.

Mr Anastasiou was the founding chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet Care, Rug Doctor and Crystal Clear.

Mr Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and director of Melbourne Victory Football Club.

Date of appointment	21 May 2015

Other current directorships	None

Former directorships in last 3 years	None

Special responsibilities	None

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Information on directors (continued)

Dr Gary Jacob Executive Director and Chief Executive Officer

Experience and expertise

Dr Jacob earned a Bachelor of Science cum laude in Chemistry from the University of Missouri-St. Louis, and holds a PhD in Biochemistry from the University of Wisconsin-Madison. Dr Jacob’s 30+ years’ experience in the pharmaceutical and biotechnology industries covers multiple disciplines, including research and development, operations, business development, capital financing activities and senior management expertise. He is the co-founder and founding chief executive officer of Synergy Pharmaceuticals Inc. where he also served as chairman and is the co-inventor of the FDA-approved drug Trulance for treating functional gastrointestinal disorders. On 12 December 2018, Synergy Pharmaceuticals Inc. filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

From May 2003 until January 2013, Dr Jacob served as chief executive officer and a director of Callisto Pharmaceuticals, Inc. (AMEX: KAL) a publicly listed biotechnology company focused on drugs to treat cancer. Prior to Callisto, Dr Jacob was at Monsanto/G.D. Searle, where he served as Director of Glycobiology and Monsanto Science Fellow, specialising in the fields of glycobiology and drug discovery. From 1986 to 1990, Dr Jacob, while located at Oxford University, England, managed the G.D. Searle Glycobiology Group.

Dr Jacob has over 50 peer-reviewed publications in scientific journals, over 15 issued US patents and is the co-inventor of two pharmaceutical drugs, one of which is FDA approved. He is the recipient of an honorary Doctor of Science degree from the University of Missouri-St. Louis, and has been honoured as a Distinguished Alumnus of the University.

Date of appointment	17 April 2019

Other current directorships	ContraVir Pharmaceuticals, Inc. (NASDAQ: CTRV), since May 2013 Trovagene, Inc. (NASDAQ: TROV), since 2009

Former directorships in last 3 years	None

Special responsibilities	Chief Executive Officer

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Information on directors (continued)

Mr Daniel Pollock Independent Non-Executive Director

Experience and expertise

Mr Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia and holding practising certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne which operates internationally and specialises in commercial law. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria.

Mr Pollock has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Date of appointment	11 October 2012

Other current directorships	None

Former directorships in last 3 years	None

Special responsibilities	Chair of the audit and risk committee Member of the remuneration committee

Mr Stephen Anastasiou Independent Non-Executive Director

Experience and expertise

Mr Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.

His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY).

While working with KPMG Peat Marwick as a management consultant, Mr Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management.

Mr Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

Date of appointment	28 May 2013

Other current directorships	None

Former directorships in last 3 years	None

Special responsibilities	None

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Information on directors (continued)

Prof. Ravi Savarirayan Independent Non-Executive Director

Experience and expertise

Prof. Savarirayan holds a Doctor of Medicine from the University of Melbourne, a Bachelor of Medicine and Bachelor of Surgery from the University of Adelaide, is a Fellow of the Royal Australasian College of Physicians (FRACP) and is a member of the American Academy of Physician Assistants (ARC-PA, Hons). He has been a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of skeletal biology and disease at the Murdoch Children’s Research Institute since September 2000.

Prof. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 150 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and the Journal of Medical Genetics since June 2005.

Date of appointment	7 April 2017

Other current directorships	None

Former directorships in last 3 years	None

Special responsibilities	None

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Information on directors (continued)

Mr Richard Berman Independent Non-Executive Director

Experience and expertise

Mr Berman’s business career spans over 35 years’ venture capital, senior management, and merger and acquisition experience. Previously, Mr Berman served as a director of the New York University Stern School of Business where he obtained his Bachelor of Science and Master of Business Administration. He holds US and foreign law degrees from Boston College and The Hauge Academy of International law, respectively.

Mr Berman has served as a director and/or officer of a dozen public and private companies in the past five years. In 2016, he was elected chairman of Cevolva Biotech Inc. From 2014 to 2016, he served as chairman of MetaStat, Inc. From 2006 to 2011, he was chairman of National Investment Managers, a company with $12 billion in pension administration assets. From 2002 to 2010, he was a director of Nexmed Inc. (now called Seelos Therapeutics, Inc.) where he also served as chairman and chief executive officer in 2008 and 2009. From 1998 to 2000, Mr Berman was employed by Internet Commerce Corporation (now Easylink Services) as chairman and chief executive officer and was a director from 1998 to 2012. Prior to these ventures, Mr Berman worked at Goldman Sachs as a Senior Vice President of Bankers Trust Company, where he started the M&A and leveraged buyout departments. He created the largest battery company in the world in the 1980s by merging Prestolite, General Battery and Exide to form Exide Technologies. He helped create SoHo, the lower Manhattan neighbourhood in New York City by developing five buildings and has advised on over $4 billion M&A transactions and completing over 300 deals.

Date of appointment	1 July 2018

Other current directorships	Catasys, Inc (NASDAQ: CATS), since 13 February 2014 Cryoport, Inc (NASDAQ: CYRX), since 12 January 2015 Advaxis, Inc (NASDAQ: ADXS), since 1 September 2005

Former directorships in last 3 years	None

Special responsibilities	None

Company secretary

The company secretary is Mr Phillip Hains, appointed to the position on 19 April 2013. Mr Hains is a Chartered Accountant operating a specialist public practice, ‘The CFO Solution’. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr Hains has served the needs of a number of company boards and their related committees. He has over 30 years’ experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT University and a Public Practice Certificate from the Chartered Accountants Australia and New Zealand.

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Meetings of directors

The numbers of meetings of the company’s board of directors and of each board committee held during the year ended 30 June 2019, and the numbers of meetings attended by each director were:

	Full meetings		Meetings of committees
	of directors		Audit		Remuneration
	A	B	A	B	A	B
Dr Roger Aston	13	13	5	5	2	2
Mr Peter Anastasiou	12	13	-	-	-	-
Dr Gary Jacob	3	3	-	-	-	-
Mr Daniel Pollock	13	13	5	5	2	2
Mr Stephen Anastasiou	13	13	-	-	-	-
Prof. Ravi Savarirayan	13	13	-	-	-	-
Mr Richard Berman	13	13	-	-	-	-

A =   Number of meetings attended

B =   Number of meetings held during the time the director held office or was a member of the committee during the year

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Remuneration report (audited)

The directors present the Immuron Limited 2019 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this year.

The report is structured as follows:

(a) Key management personnel (KMP) covered in this report

(b) Remuneration policy and link to performance

(c) Elements of remuneration

(d) Link between remuneration and performance

(e) Remuneration expenses

(f) Contractual arrangements with executive KMPs

(g) Additional statutory information

(a) Key management personnel covered in this report

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman

Dr Gary Jacob, Executive Director (appointed 17 April 2019) and Chief Executive Officer (appointed 16 November 2018)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr Richard Berman, Independent Non-Executive Director (appointed 1 July 2018)

Other key management personnel

Dr Jerry Kanellos, Chief Operating Officer (appointed 16 November 2018), Interim Chief Executive Officer (appointed 3 August 2017; resigned 16 November 2018)

Mr Thomas Liquard, Chief Executive Officer (resigned 3 August 2017)

(b) Remuneration policy and link to performance

Our remuneration committee is made up of independent non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs, and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the company to attract and retain key talent

●	aligned to the company’s strategic and business objectives and the creation of shareholder value

●	transparent and easily understood, and

●	acceptable to shareholders.

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Immuron Limited
Directors’ report
30 June 2019
(continued)

Remuneration report (audited) (continued)

(b) Remuneration policy and link to performance (continued)

Element	Purpose	Performance metrics	Potential value
Fixed remuneration (FR)	Provide competitive market salary including superannuation and non-monetary benefits	Nil	Positioned at the market rate

STI	Reward for in-year performance and retention	Company and individual performance goals	CEO: 50% of FR

LTI	Alignment to long-term shareholder value	Share price, capital raised, company and individual performance goals	CEO: 5,000,000 unlisted 5-year options at $0.50 exercise price

Assessing performance

The remuneration committee is responsible for assessing performance against KPIs and determining the STI and LTI to be paid. To assist in this assessment, the committee receives data from independently run surveys.

Performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Securities trading policy

Immuron Limited’s securities trading policy applies to all directors and executives, see www.immuron.com.au/corporate-directory-and-governance/. It only permits the purchase or sale of company securities during certain periods.

(c) Elements of remuneration

(i) Fixed annual remuneration (FR)

Key management personnel may receive their fixed remuneration as cash, or cash with non-monetary benefits such as health insurance and car allowances. FR is reviewed annually, or on promotion. It is benchmarked against market data for comparable roles in companies in a similar industry and with similar market capitalisation. The committee aims to position executives at or near the median, with flexibility to take into account capability, experience, value to the organisation and performance of the individual.

(ii) Short-term incentives

All executives are entitled to participate in a short-term incentive scheme which provides for executive employees to receive a combination of short-term incentive (STI) as part of their total remuneration if they achieve certain performance indicators as set by the board. The STI can be paid either by cash, or a combination of cash and the issue of equity in the company, at the determination of the remuneration committee and board.

The company’s CEO is entitled to short-term incentives in the form of cash bonus up to 50% of FR against agreed key performance indicators (KPIs). On an annual basis, KPIs are reviewed and agreed in advance of each financial year and include financial and non-financial company and individual performance goals.

(iii) Long-term incentives

Executives may also be provided with longer-term incentives through the company’s ‘executive share option plan’ (ESOP), that was approved by shareholders at the annual general meeting held on 13 November 2017. The aim of the ESOP is to allow executives to participate in, and benefit from, the growth of the company as a result of their efforts and to assist in motivating and retaining those key employees over the long-term. Continued service is the condition attached to the vesting of the options. The board at its discretion determines the total number of options granted to each executive.

Immuron Limited	17

Immuron Limited

Directors’ report

30 June 2019

(continued)

Remuneration report (audited) (continued)

(d) Link between remuneration and performance

Statutory performance indicators

We aim to align our executive remuneration to our strategic and business objectives and the creation of shareholder wealth. The table below shows measures of the group’s financial performance over the last five years as required by the Corporations Act 2001. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to KMPs. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

	2019	2018	2017	2016	2015

Loss for the year attributable to owners ($)	4,632,743	3,010,929	6,804,154	5,599,004	3,447,951
Basic loss per share (cents)*	3.20	2.25	6.40	7.30	4.60
Share price at year end ($)*	0.12	0.34	0.27	0.25	0.23

*	Amounts have been adjusted to reflect a 40:1 share consolidation, completed on 20 November 2014

The company’s earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by Immuron Limited. The company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

(e)	Remuneration expenses

The following tables show details of the remuneration expense recognised for the group’s key management personnel for the current and previous financial year measured in accordance with the requirements of the accounting standards.

Immuron Limited	18

Immuron Limited

Directors’ report

30 June 2019

(continued)

Remuneration report (audited) (continued)

(e) Remuneration expenses (continued)

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2019.

2019	Short-term benefits		Post- employment benefits	Long-term benefits	Share-based
	Cash salary and fees	Other	Super- annuation	Long service leave	payments Options	Total
	$	$	$	$	$	$
Non-executive directors
Dr Roger Aston	70,000	-	6,650	-	-	76,650
Mr Daniel Pollock	60,000	-	5,700	-	-	65,700
Mr Stephen Anastasiou	50,000	-	-	-	-	50,000
Prof. Ravi Savarirayan	50,000	-	-	-	-	50,000
Mr Richard Berman	136,073	-	-	-	164,400	300,473

Executive directors
Mr Peter Anastasiou	50,000	-	-	-	-	50,000
Dr Gary Jacob	311,195	-	-	-	975,000	1,286,195

Other KMP
Dr Jerry Kanellos	210,000	15,138	19,950	3,652	157,000	405,740

Total KMP compensation	937,268	15,138	32,300	3,652	1,296,400	2,284,758

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2018.

2018	Short-term benefits		Post- employment benefits	Long-term benefits	Share-based
	Cash salary and fees	Other	Super- annuation	Long service leave	payments Options	Total
	$	$	$	$	$	$
Non-executive directors
Dr Roger Aston	70,000	-	6,650	-	13,275	89,925
Mr Daniel Pollock	60,000	-	5,700	-	-	65,700
Mr Stephen Anastasiou	50,000	-	-	-	-	50,000
Prof. Ravi Savarirayan	50,000	-	-	-	46,700	96,700

Executive directors
Mr Peter Anastasiou	50,000	-	-	-	-	50,000

Other KMP
Dr Jerry Kanellos	207,756	-	19,737	-	-	227,493
Mr Thomas Liquard	82,500	-	-	-	-	82,500

Total KMP compensation	570,256	-	32,087	-	59,975	662,318

Immuron Limited	19

Immuron Limited

Directors’ report

30 June 2019

(continued)

Remuneration report (audited) (continued)

(f) Contractual arrangements with executive KMPs

Name:	Dr Gary Jacob
Position:	Executive Director and Chief Executive Officer
Contract duration:	36 months (effective 11 February 2019), renewed annually thereafter, subject to termination clause
Notice period:	60 days by either party
Fixed remuneration:	US$350,000 per annum

Name:	Dr Jerry Kanellos
Position:	Chief Operating Officer
Contract duration:	Unspecified
Notice period:	30 days by either party
Fixed remuneration:	$210,000 per annum, plus statutory superannuation

(g) Additional statutory information

(i) Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense on page 18 above:

	Fixed remuneration		At risk - STI		At risk - LTI
Name	2019%	2018%	2019%	2018%	2019%	2018%
Non-executive director
Dr Roger Aston	100	85	-	-	-	15
Mr Daniel Pollock	100	100	-	-	-	-
Mr Stephen Anastasiou	100	100	-	-	-	-
Prof. Ravi Savarirayan	100	52	-	-	-	48
Mr Richard Berman	45	-	-	-	55	-

Executive directors
Mr Peter Anastasiou	100	100	-	-	-	-
Dr Gary Jacob	24	-	-	-	76	-

Other KMP
Dr Jerry Kanellos	61	100	-	-	39	-
Mr Thomas Liquard	-	100	-	-	-	-

Immuron Limited	20

Immuron Limited

Directors’ report

30 June 2019

(continued)

Remuneration report (audited) (continued)

(g) Additional statutory information (continued)

(ii) Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option at grant date ($)	Vested (%)
2018-07-13	2018-07-13	2021-07-01	0.50	0.1570	100%
2018-11-26	2018-11-26	2020-06-30	0.50	0.0822	100%
2019-02-11	2019-02-11	2024-02-11	0.50	0.1950	100%

For detailed disclosures please refer to note 17 on page 54 of the financial statements.

(iii) Reconciliation of options and ordinary shares held by KMP

Option holdings

2019	Balance at start of the period[1]	Granted as remuneration	Exercised	Other changes[2]	Balance at end of the period[3]	Vested and exercisable
Options
Dr Roger Aston	3,282,950	-	-	-	3,282,950	3,282,950
Mr Peter Anastasiou	5,158,409	-	-	-	5,158,409	5,158,409
Dr Gary Jacob	-	5,000,000	-	-	5,000,000	5,000,000
Mr Daniel Pollock	1,134,800	-	-	-	1,134,800	1,134,800
Mr Stephen Anastasiou	3,247,017	-	-	-	3,247,017	3,247,017
Prof. Ravi Savarirayan	1,000,000	-	-	-	1,000,000	1,000,000
Mr Richard Berman	-	2,000,000	-	-	2,000,000	2,000,000
Dr Jerry Kanellos	200,000	1,000,000	-	-	1,200,000	1,200,000
	14,023,176	8,000,000	-	-	22,023,176	22,023,176

Notes

1. Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2. Other changes incorporates changes resulting from the expiration/forfeiture of options.

3. For former KMP, the balance is as at the date they cease being KMP.

Immuron Limited	21

Immuron Limited

Directors’ report

30 June 2019

(continued)

Remuneration report (audited) (continued)

(g) Additional statutory information (continued)

(iii) Reconciliation of options and ordinary shares held by KMP (continued)

Share holdings

2019	Balance at the start of the period[1]	Granted as remuneration	Received on exercise of options	Other changes[2]	Balance at the end of the period[3]

Ordinary shares
Dr Roger Aston	751,116	-	-	-	751,116
Mr Peter Anastasiou	16,398,664	-	437,500	1,000,000	17,836,164
Dr Gary Jacob	-	-	-	-	-
Mr Daniel Pollock	374,800	-	-	145,000	519,800
Mr Stephen Anastasiou	6,251,137	-	-	-	6,251,137
Prof. Ravi Savarirayan	-	-	-	-	-
Mr Richard Berman	-	-	-	-	-
Dr Jerry Kanellos	-	-	-	-	-
	23,775,717	-	437,500	1,145,000	25,358,217

Notes

1. Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2. Other changes incorporates changes resulting from the acquisition or disposal of shares.

3. For former KMP, the balance is as at the date they cease being KMP.

(iv) Other transactions with key management personnel

Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Wattle Laboratories Pty Ltd. Immuron Limited has rented an office suite from Wattle Laboratories Pty Ltd since 1 January 2016 under a three-year agreement, renewed for another three years on 1 January 2019. The rental agreement is based on normal commercial terms and conditions.

Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share, representing Immuron Limited’s share price at the commencement of the agreement. The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron Limited shareholders. Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment. The agreement is cancellable by either party upon providing the other party with 30 days’ written notice of the termination of the agreement.

Immuron Limited	22

Immuron Limited

Directors’ report

30 June 2019

(continued)

Remuneration report (audited) (continued)

(g) Additional statutory information (continued)

(iv) Other transactions with key management personnel (continued)

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2019	2018
	$	$
Amounts recognised as expense
Rental of an office suite from Wattle Laboratories Pty Ltd	53,958	30,019
Services rendered by Grandlodge Capital Pty Ltd	70,000	140,000
	123,958	170,019

Amounts recognised as assets and liabilities

At the end of the reporting period the following aggregate amounts were recognised in relation to the above transactions:

	2019	2018
	$	$

Current liabilities (amounts payable)	-	35,000

(v) Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 75 percent of favourable votes on its remuneration report for the 2018 financial year. The company did not receive any specific feedback at the 2018 annual general meeting or throughout the year on its remuneration practices.

[This concludes the remuneration report, which has been audited]

Immuron Limited	23

Immuron Limited

Directors’ report

30 June 2019

(continued)

Shares under option

(a) Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares ($)	Number under option
2012-06-29	2021-11-30	1.944	14,493
2012-06-29	2022-01-17	1.876	29,668
2014-05-27	2019-11-27	0.500	7,625,532
2016-12-02 (IMCOB)	2019-11-30	0.550	25,289,894
2017-06-13 (warrants)	2022-06-13	0.250	27,760,000
2018-03-15	2023-03-15	0.468	7,897,647
2018-03-15	2023-03-15	0.585	526,510
2018-07-13	2021-07-01	0.500	1,300,000
2018-11-26	2020-06-30	0.500	2,000,000
2019-02-11	2024-02-10	0.500	5,000,000
Total			77,443,744

Notes

●	Warrants are exercisable at US$10.00 per 40 options, i.e. US$0.25 per option.

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

(b) Shares issued on the exercise of options

No ordinary shares of Immuron Limited were issued during the year ended 30 June 2019 on the exercise of options granted.

Insurance of officers and indemnities

(a) Insurance of officers

During the financial year, Immuron Limited paid a premium of $254,125 to insure the directors and secretaries of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

(b) Indemnity of auditors

Immuron Limited has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor. During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Immuron Limited	24

Immuron Limited

Directors’ report

30 June 2019

(continued)

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

During the year ended 30 June 2019, the group did not engage the external auditor to provide non-audit services.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 26.

Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

/s/ Dr Roger Aston

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

30 August 2019

Immuron Limited	25

Collins Square, Tower 5 727 Collins Street Melbourne VIC 3008 Correspondence to: GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222 F +61 3 8320 2200 E info.vic@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Immuron Limited for the year ended 30 June 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ M A Cunningham

M A Cunningham

Partner – Audit & Assurance

Melbourne, 30 August 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Immuron Limited	26

Immuron Limited	27

Immuron Limited

Corporate governance statement

30 June 2019

(continued)

Immuron Limited and the board are committed to achieving and demonstrating the highest standards of corporate governance. Immuron Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (3rd edition) published by the ASX Corporate Governance Council.

The 2019 corporate governance statement is dated as at 30 June 2019 and reflects the corporate governance practices in place throughout the 2019 financial year. The 2019 corporate governance statement was approved by the board on 30 August 2019. A description of the group’s current corporate governance practices is set out in the group’s corporate governance statement which can be viewed at www.immuron.com.au/corporate-directory-and-governance/.

Immuron Limited	28

Immuron Limited	29

Immuron Limited

ABN 80 063 114 045

Annual financial report - 30 June 2019

These financial statements are consolidated financial statements for the group consisting of Immuron Limited and its subsidiaries. A list of major subsidiaries is included in note 12.

The financial statements are presented in the Australian currency.

Immuron Limited is a company limited by shares, incorporated and domiciled in Australia.

Its registered office is:

Level 3, 62 Lygon Street

Carlton VIC 3053

Its principal place of business is:

Immuron Limited

Unit 10, 25-37 Chapman Street

Blackburn North VIC 3130

The financial statements were authorised for issue by the directors on 30 August 2019. The directors have the power to amend and reissue the financial statements.

Immuron Limited	30

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2019

	Notes	2019 $	2018 $

Revenue from contracts with customers	2	2,387,426	1,842,909
Cost of sales of goods		(667,371)	(418,693)
Gross profit		1,720,055	1,424,216

Other income	3(a)	532,050	1,849,163
Other gains/(losses) – net	3(b)	38,413	95,167

General and administrative expenses	3(c)	(5,014,128)	(3,412,576)
Research and development expenses		(1,044,528)	(2,257,224)
Selling and marketing expenses	3(c)	(864,644)	(686,714)
Operating loss		(4,632,782)	(2,987,968)

Finance income		39	1,238
Finance expenses		-	(24,199)
Finance costs - net		39	(22,961)

Loss before income tax		(4,632,743)	(3,010,929)

Income tax expense	4	-	-
Loss for the period		(4,632,743)	(3,010,929)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	7(b)	61,846	(79,599)
Total comprehensive loss for the period		(4,570,897)	(3,090,528)

		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	19	(3.20)	(2.25)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	31

Immuron Limited

Consolidated balance sheet

As at 30 June 2019

	Notes	2019 $	2018 $
ASSETS
Current assets
Cash and cash equivalents	5(a)	5,119,887	4,727,430
Trade and other receivables	5(b)	968,926	1,683,305
Inventories	6(a)	544,341	497,902
Other current assets		49,290	141,800
Total current assets		6,682,444	7,050,437

Property, plant and equipment		17,140	20,384
Inventories	6(a)	1,862,063	2,171,867
Total non-current assets		1,879,203	2,192,251

Total assets		8,561,647	9,242,688

LIABILITIES
Current liabilities
Trade and other payables	5(c)	1,091,919	689,326
Employee benefit obligations	6(b)	103,612	114,012
Total current liabilities		1,195,531	803,338

Non-current liabilities
Employee benefit obligations	6(b)	14,980	-
Total non-current liabilities		14,980	-

Total liabilities		1,210,511	803,338

Net assets		7,351,136	8,439,350

EQUITY
Share capital	7(a)	60,511,326	58,372,043
Other reserves	7(b)	3,700,333	2,606,722
Accumulated losses		(56,860,523)	(52,539,415)

Total equity		7,351,136	8,439,350

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	32

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2019

		Attributable to owners of Immuron Limited
		Share capital	Other reserves	Accumulated losses	Total equity
	Notes	$	$	$	$

Balance at 1 July 2017		53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period		-	-	(3,010,929)	(3,010,929)
Other comprehensive loss		-	(79,599)	-	(79,599)
Total comprehensive loss for the period		-	(79,599)	(3,010,929)	(3,090,528)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	7(a)	4,739,048	-	-	4,739,048
Options and warrants issued/expensed	7(b)	-	216,367	-	216,367
Options and warrants forteited/lapsed	7(b)	-	(463)	-	(463)
		4,739,048	215,904	-	4,954,952

Balance at 30 June 2018		58,372,043	2,606,722	(52,539,415)	8,439,350

		Attributable to owners of Immuron Limited
		Share capital	Other reserves	Accumulated losses	Total equity
	Notes	$	$	$	$

Balance at 1 July 2018		58,372,043	2,606,722	(52,539,415)	8,439,350

Loss for the period		-	-	(4,632,743)	(4,632,743)
Other comprehensive income		-	61,846	-	61,846
Total comprehensive income/(loss) for the period		-	61,846	(4,632,743)	(4,570,897)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	7(a)	2,139,183	-	-	2,139,183
Options and warrants issued/expensed	7(b)	-	1,343,500	-	1,343,500
Options and warrants exercised	7(b)	100	(100)	-	-
Options and warrants forteited/lapsed	7(b)	-	(311,635)	311,635	-
		2,139,283	1,031,765	311,635	3,482,683

Balance at 30 June 2019		60,511,326	3,700,333	(56,860,523)	7,351,136

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Immuron Limited	33

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2019

	Notes	2019 $	2018 $

Cash flows from operating activities
Receipts from customers (inclusive of GST)		2,619,477	1,601,619
Payments to suppliers and employees (inclusive of GST)		(5,608,262)	(7,262,348)
Research and development tax incentive received		1,190,206	2,156,206
Net cash (outflow) from operating activities	8(a)	(1,798,579)	(3,504,523)

Cash flows from investing activities
Payments for property, plant and equipment		(2,047)	(6,594)
Interest received		39	1,278
Net cash (outflow) from investing activities		(2,008)	(5,316)

Cash flows from financing activities
Proceeds from issues of shares	7(a)	2,894,238	5,472,200
Share issue transaction costs	7(a)	(825,055)	(733,152)
Proceeds from borrowings		-	500,000
Repayment of borrowings		-	(865,864)
Interest paid		-	(24,199)
Net cash inflow from financing activities		2,069,183	4,348,985

Net increase in cash and cash equivalents		268,596	839,146
Cash and cash equivalents at the beginning of the financial year		4,727,430	3,994,924
Effects of exchange rate changes on cash and cash equivalents		123,861	(106,640)
Cash and cash equivalents at end of year	5(a)	5,119,887	4,727,430

Non-cash financing and investing activities	8(b)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	34

Immuron Limited

Notes to the financial statements

30 June 2019

Contents of the notes to the financial statements

		Page
1	Segment information	36
2	Revenue from contract with customers	37
3	Other income and expense items	39
4	Income tax expense	40
5	Financial assets and financial liabilities	41
6	Non-financial assets and liabilities	43
7	Equity	44
8	Cash flow information	47
9	Critical estimates, judgements and errors	47
10	Financial risk management	48
11	Capital management	51
12	Interests in other entities	51
13	Contingent liabilities	52
14	Commitments	52
15	Events occurring after the reporting period	52
16	Related party transactions	53
17	Share-based payments	54
18	Remuneration of auditors	56
19	Loss per share	56
20	Parent entity financial information	57
21	Summary of significant accounting policies	59
22	Changes in accounting policies	67

Immuron Limited	35

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

1 Segment information

(a) Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b) Financial breakdown

The segment information for the reportable segments for the year ended 30 June 2019 is as follows:

2019	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$

Revenue from contracts with customers	-	2,387,426	-	2,387,426
Cost of sales of goods	-	(667,371)	-	(667,371)
Gross profit	-	1,720,055	-	1,720,055

Other income	531,005	1,045	-	532,050
Other gains/(losses)– net	-	(13,394)	51,807	38,413

General and administrative expenses	-	-	(5,014,128)	(5,014,128)
Research and development expenses	(1,044,528)	-	-	(1,044,528)
Selling and marketing expenses	-	(864,644)	-	(864,644)
Operating profit/(loss)	(513,523)	843,062	(4,962,321)	(4,632,782)

Finance income	-	-	39	39
Profit/(loss) for the year	(513,523)	843,062	(4,962,282)	(4,632,743)

Assets
Segment assets	531,828	2,705,330	5,324,489	8,561,647
Total assets	531,828	2,705,330	5,324,489	8,561,647

Liabilities
Segment liabilities	221,520	191,836	797,155	1,210,511
Total liabilities	221,520	191,836	797,155	1,210,511

Immuron Limited	36

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

1 Segment information (continued)

(b) Financial breakdown (continued)

The segment information for the reportable segments for the year ended 30 June 2018 is as follows:

	Research and	Hyperimmune
2018	development	products	Unallocated	Total
	$	$	$	$

Revenue from contracts with customers	-	1,842,909	-	1,842,909
Cost of sales of goods	-	(418,693)	-	(418,693)
Gross profit	-	1,424,216	-	1,424,216

Other income	1,849,123	40	-	1,849,163
Other gains/(losses)– net	-	(163,600)	258,767	95,167

General and administrative expenses	-	-	(3,412,576)	(3,412,576)
Research and development expenses	(2,257,224)	-	-	(2,257,224)
Selling and marketing expenses	-	(686,714)	-	(686,714)
Operating profit/(loss)	(408,101)	573,942	(3,153,809)	(2,987,968)

Finance income	-	-	1,238	1,238
Finance costs	-	-	(24,199)	(24,199)
Profit/(loss) for the year	(408,101)	573,942	(3,176,770)	(3,010,929)

Assets
Segment assets	1,191,029	3,162,045	4,889,614	9,242,688
Total assets	1,191,029	3,162,045	4,889,614	9,242,688

Liabilities
Segment liabilities	174,434	26,009	602,895	803,338
Total liabilities	174,434	26,009	602,895	803,338

2 Revenue from contract with customers

(a) Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
2019	Australia	United States	Other	Australia	Other	Total
	$	$	$	$	$	$

Segment revenue	1,162,628	1,016,468	149,283	58,683	364	2,387,426
Revenue from external customers	1,162,628	1,016,468	149,283	58,683	364	2,387,426

Immuron Limited	37

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

2 Revenue from contract with customers (continued)

(a) Disaggregation of revenue from contracts with customers (continued)

	Travelan			Protectyn
2018	Australia	United States	Other	Australia	Other	Total
	$	$	$	$	$	$

Segment revenue	1,042,279	767,354	2,095	30,319	862	1,842,909
Revenue from external customers	1,042,279	767,354	2,095	30,319	862	1,842,909

(i) Information about major customers

The group had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2019	2018
	$	$

Customer A	659,637	609,305
Customer B	611,920	435,763
Customer C	266,111	-
Customer D	249,522	193,627
Customer E	228,661	218,216
	2,015,851	1,456,911

(b) Accounting policies

(i) Sale of hyperimmune products

Revenue from the sale of hyperimmune products are recognised at a point in time. The performance obligation is satisfied when the customer has access and thus control of the product.

(ii) Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

(iii) Previous accounting policy for revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The company recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the company’s activities. The amount of the revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

Immuron Limited	38

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

3 Other income and expense items

(a) Other income

	2019	2018
	$	$

Research and development tax incentive	531,005	1,849,123
Other items	1,045	40
	532,050	1,849,163

(i) Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2019, the group has included an item in other income of $531,005 (2018: $1,849,123) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

(b) Other gains/(losses)

	2019	2018
	$	$

Net foreign exchange gains/(losses)	51,807	258,767
Net impairment losses (i)	(13,394)	(163,600)
	38,413	95,167

(i) Inventory impairment

Net impairment losses comprises a $13,394 impairment expense recognised during year ended 30 June 2019 (2018: $163,600) for inventory obsolescence.

(c) Breakdown of expenses by nature

		2019	2018
	Notes	$	$
General and administrative expenses
Accounting and audit		496,983	555,996
Bad debts		50,429	77,698
Consulting		243,508	46,417
Depreciation		5,287	5,047
Employee benefits		1,599,023	1,281,845
Expected credit losses	10(b)(iii)	34,046	-
Insurance		307,757	277,888
Investor relations		128,415	135,684
Legal		171,145	166,052
Listing and share registry		186,013	272,711
Occupancy		105,606	74,395
Share-based payments	17(b)	1,343,500	59,975
Superannuation		55,176	42,478

Immuron Limited	39

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

3 Other income and expense items (continued)

(c) Breakdown of expenses by nature (continued)

	2019 $	2018 $

Travel and entertainment	159,911	297,606
Other	127,329	118,784
	5,014,128	3,412,576
Selling and marketing expenses
Selling	277,478	123,660
Marketing	377,427	393,596
Distribution costs	209,739	169,458
	864,644	686,714

4 Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	2019	2018
	$	$

Loss from continuing operations before income tax expense	(4,632,743)	(3,010,929)
Tax at the Australian tax rate of 27.5% (2018: 27.5%)	(1,274,004)	(828,005)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(146,026)	(508,509)
Accounting expenditure subject to R&D tax incentive	335,693	752,949
Share-based payments	369,463	16,493
Net impact of other amounts not deductible (taxable)	38,656	26,956
Subtotal	(676,218)	(540,116)

Difference in overseas tax rates	1,539	-
Tax losses and other timing differences for which no deferred tax asset is recognised	674,679	540,116
Income tax expense	-	-

(b) Tax losses

		2018
	2019	Restated
	$	$

Unused tax losses for which no deferred tax asset has been recognised	37,202,960	34,749,580
Potential tax benefit @ 27.5%	10,230,814	9,556,135

The unused tax losses for the year ended 30 June 2018 have been restated to reflect the income tax returns lodged for the same period.

Immuron Limited	40

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

5 Financial assets and financial liabilities

(a) Cash and cash equivalents

	2019 $	2018 $
Current assets
Cash at bank and in hand	5,119,887	4,727,430

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year as follows:

	2019	2018
	$	$

Balances as above	5,119,887	4,727,430
Balances per statement of cash flows	5,119,887	4,727,430

(ii) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 21(j) for the group’s other accounting policies on cash and cash equivalents.

(b) Trade and other receivables

		2019			2018
		Current	Non-current	Total	Current	Non-current	Total
	Notes	$	$	$	$	$	$

Trade receivables		332,972	-	332,972	492,276	-	492,276
Loss allowance	10(b)	(34,046)	-	(34,046)	-	-	-
		298,926	-	298,926	492,276	-	492,276

Accrued receivables	5(b)(ii)	531,828	-	531,828	1,191,029	-	1,191,029
Other receivables		138,172	-	138,172	-	-	-
		670,000	-	670,000	1,191,029	-	1,191,029

Total trade and other receivables		968,926	-	968,926	1,683,305	-	1,683,305

Immuron Limited	41

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

5 Financial assets and financial liabilities (continued)

(b) Trade and other receivables (continued)

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided in note 10(b).

(ii) Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv) Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk and foreign currency risk can be found in note 10.

(c) Trade and other payables

	2019			2018
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$

Trade payables	715,115	-	715,115	216,938	-	216,938
Accrued expenses	355,825	-	355,825	435,280	-	435,280
Other payables	20,979	-	20,979	37,108	-	37,108
	1,091,919	-	1,091,919	689,326	-	689,326

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Immuron Limited	42

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

6 Non-financial assets and liabilities

(a) Inventories

	2019			2018
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$

Raw materials and stores (Colostrum)	225,765	1,862,063	2,087,828	198,585	2,171,867	2,370,452
Work in progress	192,399	-	192,399	33,625	-	33,625
Finished goods (Travelan and Protectyn)	126,177	-	126,177	265,692	-	265,692
	544,341	1,862,063	2,406,404	497,902	2,171,867	2,669,769

(i) Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group.

There was a $13,394 expired Protectyn impairment expense recognised during year ended 30 June 2019 (2018: $163,600) for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(ii) Inventory split

During the year ended 30 June 2019, management performed an assessment of its raw materials and utilisation within 12 months from reporting date. Management determined $225,765 (2018: $198,585) of raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $1,862,063 (2018: $2,171,867) was estimated to be consumed beyond 12 months.

(b) Employee benefit obligations

	2019			2018
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$

Leave obligations (i)	103,612	14,980	118,592	114,012	-	114,012

(i) Leave obligations

The leave obligations cover the group’s liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 21(q).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $103,612 (2018: $114,012) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Immuron Limited	43

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

7 Equity

(a) Share capital

	Notes	2019 Shares	2018 Shares	2019 $	2018 $

Ordinary shares	7(a)(ii)
Fully paid		163,215,706	142,778,206	60,511,326	58,372,043
	7(a)(i)	163,215,706	142,778,206	60,511,326	58,372,043

(i) Movements in ordinary shares:

	Number of	Total
Details	shares	$

Balance at 1 July 2017	130,041,417	53,632,995

Issue at $0.19 on conversion of convertible notes (2017-07-28)	399,045	75,333
Issue at $0.16 in lieu of payment for services (2017-11-13)[1]	875,000	140,000
Cancellation pursuant to annual general meeting (2017-11-24)	(2,000,000)	-
Issue at $0.39 pursuant to placement (2018-03-15)	13,162,744	5,161,585
Issue at $0.32 on exercise of IMRNW warrants (2018-03-15)	300,000	95,282
Less: Transaction costs arising on share issues	-	(733,152)

Balance at 30 June 2018	142,778,206	58,372,043

Issue at $0.16 in lieu of payment for services (2018-11-22)[1]	437,500	70,000
Issue at US$0.10 pursuant to ADS public offering (2019-05-30)[2]	20,000,000	2,894,238
Reclassify exercised options from reserves to share capital	-	100
Less: Transaction costs arising on share issues	-	(825,055)

Balance at 30 June 2019	163,215,706	60,511,326

Notes

1. Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 June 2013, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share, representing Immuron Limited’s shares price at the commencement of the agreement.

2. On 30 May 2019, 500,000 American Depository Shares (ADS) were issued at US$4.00 each. Each ADS is equivalent to 40 ordinary shares, i.e. 20,000,000 at US$0.10 each (A$0.1447).

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

Immuron Limited	44

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

7 Equity (continued)

(a) Share capital (continued)

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(iii) Options

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in notes 7(b) and 17.

(b) Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments $	Foreign currency translation $	Total other reserves $

At 1 July 2017		2,434,135	36,282	2,470,417

Currency translation differences		-	(79,599)	(79,599)
Other comprehensive income		-	(79,599)	(79,599)

Transactions with owners in their capacity as owners
Options and warrants issued/expensed	7(b)(ii)	216,367	-	216,367
Options and warrants lapsed	7(b)(ii)	(463)	-	(463)
At 30 June 2018		2,650,039	(43,317)	2,606,722

	Notes	Share-based payments $	Foreign currency translation $	Total other reserves $

At 1 July 2018		2,650,039	(43,317)	2,606,722

Currency translation differences		-	61,846	61,846
Other comprehensive income		-	61,846	61,846

Transactions with owners in their capacity as owners
Options and warrants issued/expensed	7(b)(ii)	1,343,500	-	1,343,500
Options and warrants exercised	7(b)(ii)	(100)	-	(100)
Options and warrants lapsed	7(b)(ii)	(311,635)	-	(311,635)
At 30 June 2019		3,681,804	18,529	3,700,333

(i) Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and and eligible contractors.

Immuron Limited	45

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

7 Equity (continued)

(b) Other reserves (continued)

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note 21(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii) Movements in options and warrants:

Details	Number of options	Total $

Balance at 1 July 2017	63,690,523	2,434,135

Lapse of unlisted options (2017-07-01)	(403,000)	(463)
Lapse of unlisted options (2017-11-01)	(62,500)	-
Issue of unlisted options at $0.468 pursuant to placement (2018-03-15)	7,897,647	-
Issue of unlisted options at $0.585 to broker for placement (2018-03-15)	526,510	156,392
Exercise of IMRNW warrants at US$0.25 (2018-03-15)	(300,000)	-
Amortisation of share-based payments for options issued in prior periods	-	59,975

Balance at 30 June 2018	71,349,180	2,650,039

Issue of ESOP unlisted options at $0.50 (2018-07-13)	1,300,000	204,100
Issue of ESOP unlisted options at $0.50 (2018-11-26)	2,000,000	164,400
Lapse of ESOP unlisted options at $0.50 (2018-10-01)	(1,050,000)	(98,385)
Issue of ESOP unlisted options at $0.50 (2019-02-11)	5,000,000	975,000
Lapse of unlisted options at $0.57 (2019-02-24)	(1,000,000)	(185,601)
Lapse of unlisted options at $1.892 (2019-02-28)	(15,380)	(1,173)
Lapse of unlisted options at $0.30 (2019-05-28)	(140,056)	(13,390)
Reclassify exercised options from reserves to share capital	-	(100)
Reclassify lapsed options from reserves to accumulated losses	-	(13,086)

Balance at 30 June 2019	77,443,744	3,681,804

Immuron Limited	46

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

8 Cash flow information

(a) Reconciliation of profit/(loss) after income tax to net cash inflow from operating activities

	Notes	2019 $	2018 $

Loss for the period		(4,632,743)	(3,010,929)
Adjustments for
Depreciation	3(c)	5,287	5,047
Distribution costs	7(a)(i)	70,000	-
Expected credit losses	10(b)	34,046	-
Finance costs		-	24,199
Finance income		(39)	(1,238)
Leave provision expense		4,580	41,110
Share-based payments	17(b)	1,343,500	242,950
Unrealised net foreign currency (gains)/losses		(62,015)	(316,380)
Change in operating assets and liabilities:
Movement in trade and other receivables		680,337	438,001
Movement in inventories		263,365	(333,642)
Movement in other operating assets		92,510	26,561
Movement in trade and other payables		402,593	(620,202)
Net cash inflow (outflow) from operating activities		(1,798,579)	(3,504,523)

(b) Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

●	settlement of services rendered through the issue of shares - note 7(a)(i)

●	options issued for no cash consideration - note 17.

9 Critical estimates, judgements and errors

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

(a) Significant estimates and judgements

The areas involving significant estimates or judgements are:

●	Estimation of R&D tax incentive income accrual - note 3(a)(i)

●	Estimation of inventory impairment - note 6(a)(i)

●	Estimation of inventory split - note 6(a)(ii)

●	Estimation of employee benefit obligations - notes 6(b)(i), 21(q)(i) and 21(q)(ii)

●	Estimation of share-based payments - notes 17(a)(i) and 21(q)(iii)

Immuron Limited	47

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

9 Critical estimates, judgements and errors (continued)

(a) Significant estimates and judgements (continued)

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

10 Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance.

The group’s risk management is predominantly controlled by the board. The board monitors the group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a) Market risk

(i) Foreign exchange risk

The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2019			2018
	USD	CAD	ILS	USD	CAD	ILS
	$	$	$	$	$	$

Cash and cash equivalents	4,852,834	22,801	-	4,222,310	-	-
Trade receivables	157,451	-	-	158,978	-	-
Trade payables	245,284	-	13,657	45,018	10,278	4,320
Total exposure	5,255,569	22,801	13,657	4,426,306	10,278	4,320

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The impact on other components of equity arises from the translation of foreign subsidiary financial statements into AUD.

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 6.9% (2018: 6.2%)

Immuron Limited	48

Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

10 Financial risk management (continued)

(a) Market risk (continued)

	Impact on loss for the		Impact on other
	period		components of equity
	2019	2018	2019	2018
	$	$	$	$

USD/AUD exchange rate - change by 6.9% (2018: 6.2%)*	362,634	274,431	1,334	2,694

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2019 than 2018 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2019 than 2018 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i) Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii) Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii) Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before 30 June 2019 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

10 Financial risk management (continued)

(b) Credit risk (continued)

On that basis, the loss allowance as at 30 June 2019 was determined as follows for trade receivables:

30 June 2019	Days past due
	Current	1-30	31-60	61-90	91-120	121+	Total
	$	$	$	$	$	$	$

Expected credit loss rate	1.66%	6.19%	18.28%	30.06%	99.78%	91.64%
Gross carrying amount	209,731	83,291	15,385	416	4,307	19,842	332,972
Loss allowance	3,476	5,153	2,813	125	4,297	18,182	34,046

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 121 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Previous accounting policy for impairment of trade receivables

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables the estimated impairment losses were recognised in a separate provision for impairment. The group considered that there was evidence of impairment if any of the following indicators were present:

●	significant financial difficulties of the debtor

●	probability that the debtor will enter bankruptcy or financial reorganisation, and

●	default or late payments (more than 121 days overdue).

Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

(c) Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

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Notes to the financial statements

30 June 2019

(continued)

10 Financial risk management (continued)

(c) Liquidity risk (continued)

Contractual maturities of financial			Between	Between		Total contractual	Carrying amount
liabilities	Less than	6 - 12	1 and 2	2 and 5	Over	cash	(assets)/
	6 months	months	years	years	5 years	flows	liabilities
At 30 June 2019	$	$	$	$	$	$	$

Trade and other payables	1,091,919	-	-	-	-	1,091,919	1,091,919
Total	1,091,919	-	-	-	-	1,091,919	1,091,919

At 30 June 2018

Trade and other payables	689,326	-	-	-	-	689,326	689,326
Total	689,326	-	-	-	-	689,326	689,326

11 Capital management

(a) Risk management

The group’s objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and

●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group’s constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group’s management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended 30 June 2019 (2018: nil). The group’s franking account balance was nil at 30 June 2019 (2018: nil).

12 Interests in other entities

(a) Material subsidiaries

The group’s principal subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

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Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

12 Interests in other entities (continued)

(a) Material subsidiaries (continued)

	Place of business/	Ownership interest held by the group
	country of	2019	2018
Name of entity	incorporation	%	%

Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis EPS Pty Ltd	Australia	100	100

Anadis EPS Pty Ltd was formed for the sole purpose to act as trustee for the lmmuron Limited Executive Officer Share Plan Trust. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

13 Contingent liabilities

The group had no contingent liabilities at 30 June 2019 (2018: nil).

14 Commitments

(a) Non-cancellable operating leases

The group leases an office under a non-cancellable operating lease expiring in December 2021. On renewal, the terms of the leases are renegotiated.

	2019	2018
	$	$

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	41,389	19,470
Later than one year but not later than five years	63,462	-
	104,851	19,470

15 Events occurring after the reporting period

On 19 July 2019, the company completed a capital raising comprising 339,130 American Depositary Shares (ADS) at US$4.00 per security. The gross proceeds to the company were US$1,356,520.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

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Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

16 Related party transactions

(a) Subsidiaries

Interests in subsidiaries are set out in note 12(a).

(b) Key management personnel compensation

	2019	2018
	$	$
Short-term employee benefits	952,406	570,256
Post-employment benefits	32,300	32,087
Long-term benefits	3,652	-
Share-based payments	1,296,400	59,975
	2,284,758	662,318

Detailed remuneration disclosures are provided in the remuneration report on pages 16 to 23.

(c) Transactions with other related parties

The following transactions occurred with related parties:

	2019	2018
	$	$

Sales and purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	123,958	173,020

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite, and

●	warehousing, distribution and invoicing services.

For detailed disclosures please refer to the remuneration report on page 22.

(d) Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2019	2018
	$	$

Current payables (purchases of goods and services)
Entities controlled by key management personnel	-	35,000

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Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

16 Related party transactions (continued)

(e) Loans to/from related parties

	2019	2018
	$	$
Loans from key management personnel
Beginning of the year	-	-
Loans advanced	-	515,000
Loans repayments made	-	(515,000)
Interest charged	-	5,342
Interest paid	-	(5,342)
End of year	-	-

(f) Terms and conditions

During the year ended 30 June 2018, the group entered into a short-term loan arrangement for an amount of $500,000 with Great Accommodation Pty Ltd, an entity controlled by Mr Daniel Pollock. The purpose of this loan was to fund on going R&D expenditure. Interest accrued at a rate of 15% per annum in addition to a $15,000 establishment fee. The loan was repaid in full on 12 February 2018.

17 Share-based payments

(a) Executive share and option plan

The establishment of the ‘executive share and option plan’ (ESOP) was approved by shareholders at the 2017 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options issued to Dr Gary Jacob expire upon his resignation without good reason or termination. All other options issued expire upon departure from the company if they are determined to be a ‘bad leaver’.

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2019		2018
	Average exercise price per share	Number of	Average exercise price per share	Number of
	option	options	option	options

As at 1 July	$0.45	71,349,180	$0.44	63,690,523
Granted during the year	$0.50	8,300,000	$0.48	8,424,157
Exercised during the year	-	-	$0.32	(300,000)
Forfeited/lapsed during the year	$0.53	(2,205,436)	$0.49	(465,500)
As at 30 June	$0.42	77,443,744	$0.45	71,349,180
Vested and exercisable at 30 June	$0.42	77,443,744	$0.45	71,349,180

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Notes to the financial statements

30 June 2019

(continued)

17 Share-based payments (continued)

(a) Executive share and option plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price ($)	Share options 30 June 2019	Share options 30 June 2018
2012-06-29	2021-11-30	1.944	14,493	14,493
2012-06-29	2022-01-17	1.876	29,668	29,668
2014-03-03	2019-02-28	1.892	-	15,380
2014-05-27	2019-11-27	0.500	7,625,532	7,625,532
2014-05-29	2019-05-28	0.300	-	140,056
2016-02-18	2019-02-24	0.570	-	1,000,000
2016-12-02 (IMCOB)	2019-11-30	0.550	25,289,894	25,289,894
2017-06-13 (warrants)	2022-06-13	0.250	27,760,000	27,760,000
2017-06-22	2018-10-01	0.500	-	1,050,000
2018-03-15	2023-03-15	0.468	7,897,647	7,897,647
2018-03-15	2023-03-15	0.585	526,510	526,510
2018-07-13	2021-07-01	0.500	1,300,000	-
2018-11-26	2020-06-30	0.500	2,000,000	-
2019-02-11	2024-02-10	0.500	5,000,000	-
Total			77,443,744	71,349,180

Notes

●	Warrants are exercisable at US$10.00 per 40 options, i.e. US$0.25 per option.

Weighted average remaining contractual life of options outstanding at end of period	2.00	2.77

(i) Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under ESOP during the year ended 30 June 2019 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option ($)
2018-07-13	2021-07-01	0.50	1,300,000	0.32	92.00%	0.00%	2.09%	0.1570
2018-11-26	2020-06-30	0.50	2,000,000	0.34	92.00%	0.00%	2.02%	0.0822
2019-02-11	2024-02-11	0.50	5,000,000	0.29	100.00%	0.00%	1.69%	0.1950
			8,300,000

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Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

17 Share-based payments (continued)

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2019	2018
	$	$

Options issued under ESOP	1,343,500	59,975

18 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a) Grant Thornton Audit Pty Ltd

(i) Audit and other assurance services

	2019 $	2018 $
Audit and review of financial statements	131,648	145,706
Other assurance services	76,186	-
Total remuneration for audit and other assurance services	207,834	145,706

Total auditor’s remuneration	207,834	145,706

19 Loss per share

(a) Reconciliation of loss used in calculating loss per share

	2019	2018
	$	$
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating loss per share:
From continuing operations	4,632,743	3,010,929

(b) Weighted average number of shares used as the denominator

	2019	2018
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	144,740,535	133,660,556

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Immuron Limited

Notes to the financial statements

30 June 2019

(continued)

19 Loss per share (continued)

(b) Weighted average number of shares used as the denominator (continued)

On the basis of the group’s losses, the outstanding options as at 30 June 2019 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

20 Parent entity financial information

(a) Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2019 $	2018 $
Balance sheet
Current assets	4,017,418	4,582,342
Non-current assets	1,880,423	4,481,439
Total assets	5,897,841	9,063,781
Current liabilities	1,134,608	766,007
Non-current liabilities	14,980	-
Total liabilities	1,149,588	766,007

Shareholders’ equity
Share capital	60,511,326	58,372,043
Reserves
Share-based payments	3,681,804	2,650,038
Accumulated losses	(59,444,877)	(52,724,307)

	4,748,253	8,297,774

Loss for the period	7,031,763	4,820,448

Total comprehensive loss	7,031,763	4,820,448

(b) Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2019 (2018: nil).

(c) Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2019 or 30 June 2018.

(d) Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2019 (2018: nil).

(e) Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

Contents of the summary of significant accounting policies

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Immuron Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii) New and amended standards adopted by the group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2018:

●	AASB 9 Financial Instruments

●	AASB 15 Revenue from Contracts with Customers

●	AASB 2016-5 Amendments to Australian Accounting Standards - Classification and Measurement of Share-based Payment Transactions

●	AASB 2017-1 Amendments to Australian Accounting Standards - Transfers to Investment Property, Annual Improvements 2014-2016 Cycle and Other Amendments

●	Interpretation 22 Foreign Currency Transactions and Advance Consideration.

The group also elected to adopt the following amendments early:

●	AASB 2018-1 Amendments to Australian Accounting Standards - Annual Improvements 2015-2017 Cycle.

The group has changed its accounting policies without making retrospective adjustments following the adoption of AASB 9 and AASB 15. This is disclosed in note 22. Most of the other amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(iv) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2019 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

Title of standard	AASB 16 Leases

Nature of change	AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

Impact

The group has reviewed all leasing arrangements in light of the new lease accounting rules in AASB 16. The standard will affect the accounting for the group’s operating leases.

As at the reporting date, the group has non-cancellable operating lease commitments of $104,851, see note 14(a).

The group expects to recognise right-of-use assets of approximately $96,824 on 1 July 2019 and lease liabilities of $98,302 (after adjustments for prepayments and accrued lease payments recognised as at 30 June 2019). Overall net assets will be approximately $1,479 lower, and net current assets will be $56,913 lower due to the presentation of a portion of the liability as a current liability.

The group expects that net profit after tax will decrease by approximately $1,532 for the year ended 30 June 2020 as a result of adopting the new rules.

Operating cash flows will increase and financing cash flows decrease by approximately $41,389 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The group does not act in the capacity as a lessor and hence the group does not expect any lessor impact on the financial statements.

Mandatory application date/ Date of adoption by group

The group will apply the standard from its mandatory adoption date of 1 July 2019.

The group intends to apply the modified retrospective transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

There are no other new standards and interpretations that are not yet effective and that would be expected to have a material impact on the group in the current or future reporting periods and on foreseeable future transactions.

(v) Changes to presentation – classification of expenses

Immuron Limited decided in the current financial year to change the classification of its expenses in the consolidated statement of profit or loss. We believe that this will provide more relevant information to our stakeholders as it more in line with common practice in the industries Immuron Limited is operating in. The comparative information has been reclassified accordingly.

As part of the expense reclassification undertaking, some amounts previously included in ‘corporate administration costs’ have been re-allocated to the ‘accounting and audit’ and ‘legal’ categories as appropriate. Furthermore, the reclassification process identified additional expenses allocated to hyperimmune products in segment information (note 1), including comparative information. These expenses were previously not allocated to identified operating segments.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

(vi) Changes to presentation – classification of cash flows

Immuron Limited decided in the current financial year to change the classification of interest received and interest paid in the consolidated statement of cash flows from operating to investing and financing activities, respectively. The comparative information has been reclassified accordingly.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the chief executive officer.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar ($), which is Immuron Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

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Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(d) Foreign currency translation (continued)

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

The accounting policies for the group’s revenue from contracts with customers are explained in note 2.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Note 3 provides further information on how the group accounts for government grants.

(g) Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

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Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(g) Income tax (continued)

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases (note 14). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(i) Impairment of assets

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(j) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(k) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 5(b) for further information about the group’s accounting for trade receivables and note 10(b) for a description of the group’s impairment policies.

(l) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

(i) Classification

From 1 July 2018, the group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(m) Investments and other financial assets (continued)

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

From 1 July 2018, the group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 10(b) for further details.

(v) Accounting policies applied until 30 June 2018

Classification

Until 30 June 2018, the group classified its financial assets in the following categories:

●	financial assets at fair value through profit or loss;

●	loans and receivables;

●	held-to-maturity investments, and

●	available-for-sale financial assets.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

Impairment

See note 10(b) for a description of the group’s impairment policies.

(vi) Income recognition

Interest income

Interest income is recognised using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(n) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	2 - 5 years
●	Furniture, fittings and equipment	3 - 15 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 21(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(o) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(p) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii) Other long-term employee benefit obligations

In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the ‘executive share and option plan’ (ESOP). Information relating to these schemes is set out in note 17.

Employee options

The fair value of options granted under the ESOP is recognised as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

-	including any market performance conditions (e.g. the company’s share price)

-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the company over a specified time period), and

-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

21 Summary of significant accounting policies (continued)

(s) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t) Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(u) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

22 Changes in accounting policies

This note explains the impact of the adoption of AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers on the group’s financial statements.

(a) AASB 9 Financial Instruments – impact of adoption

AASB 9 Financial Instruments replaces AASB 139 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting. The adoption of this standard has not materially impacted the amounts disclosed in these financial statements.

(i) Classification and measurement

Except for certain trade receivables, under AASB 9, the group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

22 Changes in accounting policies (continued)

(a) AASB 9 Financial Instruments – impact of adoption (continued)

Under AASB 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortised cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent solely payments of principal and interest’ on the principal amount outstanding (the SPPI criterion’).

The new classification and measurement of the group’s debt financial assets are as follows:

●	Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category comprises trade and other receivables.

The assessment of the group’s business models was made as of the date of initial application, 1 July 2018 and then applied retrospectively to those financial assets that were not derecognised before 1 July 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets. There has been no adjustment made to the amounts disclosed as a result of the application of this standard.

(ii) Impairment of financial assets

The adoption of AASB 9 has altered the group’s accounting for impairment losses for financial assets by replacing AASB 139’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

AASB 9 requires the group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, the group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The group has established a provision matrix that is based on the group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The adoption of the ECL requirements of AASB 9 has not resulted in any material change in impairment allowances of the group’s debt financial assets.

(b) AASB 9 Financial Instruments – accounting policies applied from 1 July 2018

Trade receivables

The accounting policies applied by the group from 1 July 2018 are set out in note 21(k).

Investments and other financial assets

The accounting policies applied by the group from 1 July 2018 are set out in note 21(m).

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Immuron Limited
Notes to the financial statements
30 June 2019
(continued)

22 Changes in accounting policies (continued)

(c) AASB 15 Revenue from Contracts with Customers – impact of adoption

AASB 15 supersedes AASB 111 Construction Contracts, AASB 118 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard has been applied as at 1 July 2018 using the modified retrospective approach and establishes a five-step model to account for revenue arising from contracts with customers. Under AASB 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The adoption of AASB 15 has not impacted the amounts disclosed within the financial statements.

(d) AASB 15 Revenue from Contracts with Customers – accounting policies applied from 1 July 2018

Revenue recognition

The accounting policies applied by the group from 1 July 2018 are set out in note 21(e).

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Immuron Limited
Directors’ declaration
30 June 2019
(continued)

In the directors’ opinion:

(a) the financial statements and notes set out on pages 29 to 70 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2019 and of its performance for the financial year ended on that date, and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note 21(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

/s/ Dr Roger Aston

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

30 August 2019

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Collins Square, Tower 5 727 Collins Street Melbourne VIC 3008 Correspondence to: GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222 F +61 3 8320 2200 E info.vic@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Immuron Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2019, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the Group’s financial position as at 30 June 2019 and of its performance for the year ended on that date; and

b	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Immuron Limited	72

Key audit matter	How our audit addressed the key audit matter
Research and development tax rebate accrual – refer to Note 3a, 5b & 21f

Under the Research and Development (R&D) Tax Incentive scheme, the Group receives a 43.5% refundable tax offset of eligible expenditure if its turnover is less than $20 million per annum, provided it is not controlled by income tax exempt entities. An R&D plan is filed with AusIndustry in the following financial year, and based on this filing, the Group receives the incentive in cash. Management performed a detailed review of the Group’s total research and development expenditure to determine the potential claim under the R&D tax incentive legislation.

This area is a key audit matter due to the degree of judgement and interpretation of the R&D tax legislation required by management to assess the eligibility of the R&D expenditure under the scheme.

Our procedures included, amongst others:

•   Obtaining and reviewing management’s FY19 R&D calculations and assessing the reasonableness of assumptions utilised in the calculation;

•   Comparing the estimates made in previous years to the amount of cash received after lodgement of the R&D tax claim;

•   Comparing the nature of the R&D expenditure included in the current year estimate to the prior year estimate;

•   Considering the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to form a view about whether the expenses included in the estimate were likely to meet the eligibility criteria;

•   Comparing the eligible expenditure used to calculate the estimate against the expenditure recorded in the general ledger;

•   Agreeing a sample of individual expenditure items included in the estimate to underlying supporting documentation to ensure that they have been appropriately recognised in the accounting records and that they are eligible expenditures;

•   Inspecting copies of relevant correspondence with AusIndustry and the ATO related to the claims;

•   Engaging with our R&D specialist to review the reasonableness of the calculation; and

•   Assessing the adequacy of financial statement disclosures.

Valuation of Inventory – refer to Note 6a & 21l

At 30 June 2019, the Group held inventories of $2,406,404 on the consolidated statement of financial position, as disclosed in Note 6, which relates to finished products, work in progress and raw materials.

The audit of the valuation of inventories is a key audit matter because of the significance of the inventories balance at 30 June 2019 as well the judgement required in determining whether it is recorded at the lower of cost and net realisable value. The valuation of the inventories is assessed considering forecast inventory usage and sales and expiry dates of product.

Our procedures included, amongst others:

•   Obtaining management’s weighted average cost calculation and checking the accuracy of calculations;

•   Testing a sample of inventory items to assess the build-up of costs;

•   Reviewing management’s methodology and assumptions in quantifying stock obsolescence while considering expiry dates, as well as future sales levels;

•   Obtaining the report prepared by management’s expert to support the useful life of stock;

•   Assessing the qualification and independence of management’s expert and validating assumptions utilised within the report for reasonableness;

•   Testing a sample of product sales to assess whether the margin achieved was sufficient to support the recoverable amount of the inventory on hand; and

•   Assessing the adequacy of financial statement disclosures and accuracy of financial statement classification.

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Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 16 to 23 of the Directors’ report for the year ended 30 June 2019.

In our opinion, the Remuneration Report of Immuron Limited, for the year ended 30 June 2019 complies with section 300A of the Corporations Act 2001.

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Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M A Cunningham

M A Cunningham

Partner – Audit & Assurance

Melbourne, 30 August 2019

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Immuron Limited
Shareholder information
30 June 2019

(continued)

The shareholder information set out below was applicable as at 28 August 2019.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares
Holding	No. of holders (shares)	Shares	No. of holders (options)	Options
1 - 1000	242	62,399	35	17,345
1,001 - 5,000	501	1,546,093	80	211,687
5,001 - 10,000	274	2,216,184	36	268,781
10,001 - 100,000	629	22,860,284	121	5,162,572
100,001 and over	224	150,095,946	34	19,629,509
	1,870	176,780,906	306	25,289,894

There were 667 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
		Percentage of
Name	Number held	issued shares
HSBC CUSTODY NOM AUST LTD	37,930,184	21.46
GRANDLODGE PL	10,994,182	6.22
AUTHENTICS AUST PL <AUTHENTICS AUST A/C>	8,624,999	4.88
PEPPERTREE CUST SVCS PL <MULCAHY SUPER A/C>	3,106,226	1.76
ANASTASIOU PETER + K P <ANASTASIOU S/F A/C>	2,907,236	1.64
INVERAREY PL <KILCHURN A/C>	2,731,632	1.55
BIRD WILLIAM DAVID FRANK	2,700,000	1.53
REED DALE ANTHONY	2,560,000	1.45
INSYNC INV PL <WEEKLEY S/F NO 1 A>	2,500,000	1.41
ADVANCE CLINICAL SYSTEMS	2,296,874	1.30
ANASTASIOU STEPHEN + A <ANASTASIOU FAM S/F>	2,035,371	1.15
ADVANCE PUBLICITY PL <IZMAR FAM A/C>	1,900,000	1.07
CITICORP NOM PL	1,812,821	1.03
BIDDICK KENNETH + C <CONQUEST SPORTS PL>	1,624,999	0.92
HAMBLETON STREET PL <HAMBLETON STREET A>	1,575,000	0.89
PLUSH DAVID A + A L <PLUSH S/F A/C>	1,334,075	0.75
G & N LORD SUPER PL <GNR SUPER FUND A/C>	1,331,744	0.75
CHANEY IAIN + ANTONIA <I & A CHANEY S/F A>	1,252,551	0.71
EDMUNDS THOMAS E + S R <EDMUNDS FAM S/F A/C>	1,080,000	0.61
FLAVEL KEITH + JULIE <FLAVEL FAM S/F A/C>	1,022,000	0.58
	91,319,894	51.66

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Immuron Limited
Shareholder information
30 June 2019

(continued)

B. Equity security holders (continued)

Unquoted equity securities

	Number on issue	Number of holders

IMCRM1 unlisted options, exercisable at $1.944, expiring 2021-11-30	14,493	1
IMCRM2 unlisted options, exercisable at $1.876, expiring 2022-01-17	29,668	1
IMCAI unlisted options, exercisable at US$10 per 40 options, expiring 2022-06-13	27,760,000	1
IMCAI unlisted options, exercisable at $0.468, expiring 2023-03-15	7,897,647	1
Options issued under the executive share and option plan to take up ordinary shares	11,452,042	12

The following holders have unquoted options each representing more than 20% of these securities:

●	HSBC CUSTODY NOM AUST LTD: 27,760,000

C. Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage

Ordinary shares
HSBC CUSTODY NOM AUST LTD	37,930,184	21.46%
GRANDLODGE PTY LTD	10,994,182	6.22%

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)	Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b)	Options: No voting rights.

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immuron

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 (0)3 8892 4802
FAX: +61 (0)3 9899 8533

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